Schedule 13G/A                                    Page _____ of _____ Pages
                                                          1        11




                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*
                                                 23




                              VULCAN MATERIALS COMPANY
                 ___________________________________________________
                                  (Name of Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      929160109
                 ___________________________________________________
                                   (Cusip Number)
                                     12/31/2002
                 ___________________________________________________
               (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13G                                      Page _____ of _____ Pages
                                                          2        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Automobile Insurance Company 37-0533100
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 8,373,600
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 8,373,600
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 26,198
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 8,399,798
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 8.27  %
___________________________________________________
12.  Type of Reporting Person: IC


























 Schedule 13G                                      Page _____ of _____ Pages
                                                          3        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Life Insurance Company   37-0533090
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 0
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 0
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 1,335
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 1,335
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.00  %
___________________________________________________
12.  Type of Reporting Person: IC


























 Schedule 13G                                      Page _____ of _____ Pages
                                                          4        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Fire and Casualty Company   37-0533080
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 0
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 0
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 3,284
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 3,284
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.00  %
___________________________________________________
12.  Type of Reporting Person: IC


























 Schedule 13G                                      Page _____ of _____ Pages
                                                          5        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Investment Management Corp. 37-0902469
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Delaware
___________________________________________________
 Number of    5.  Sole Voting Power: 1,199,400
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 3,427
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 1,199,400
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 3,427
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 1,202,827
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 1.18  %
___________________________________________________
12.  Type of Reporting Person: IA


























 Schedule 13G                                      Page _____ of _____ Pages
                                                          6        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Employee Retirement Trust  36-6042145
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Delaware
___________________________________________________
 Number of    5.  Sole Voting Power: 0
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 2,672
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 0
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 2,672
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 2,672
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.00  %
___________________________________________________
12.  Type of Reporting Person: IA


























 Schedule 13G                                      Page _____ of _____ Pages
                                                          7        11

CUSIP No. ___929160109           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Savings and Thrift Plan for U.S.
         Employees  37-6091823

___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 1,459,200
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 1,459,200
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 0
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 1,459,200
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 1.43  %
___________________________________________________
12.  Type of Reporting Person: EP
























 Schedule 13G                                      Page _____ of _____ Pages
                                                          8        11
Item 1(a) and (b).  Name and Address of Issuer & Principal Executive Offices:
                    _________________________________________________________
                   VULCAN MATERIALS COMPANY
                   1200 URBAN CENTER DRIVE
                   BIRMINGHAM, ALA  35242

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710
Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 11,069,116 shares
            _________________________

Item 4(b).  Percent of Class: 10.89 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:
            ____________________________________________
           (i) Sole Power to vote or to direct the vote: 11,032,200
           (ii) Shared power to vote or to direct the vote: 3,427
           (iii) Sole Power to dispose or to direct disposition of: 11,032,200
           (iv) Shared Power to dispose or to direct disposition of:  36,916

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company: N/A
         ______________________________________________________________

Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________


 Schedule 13G                                      Page _____ of _____ Pages
                                                          9        11



  Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              01/31/2003                   STATE FARM MUTUAL AUTOMOBILE
  _________________________________
                 Date                        INSURANCE COMPANY

                                           STATE FARM LIFE INSURANCE COMPANY

                                           STATE FARM FIRE AND CASUALTY
                                             COMPANY

  STATE FARM INSURANCE COMPANIES           STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST                CORP.

  STATE FARM INSURANCE COMPANIES           STATE FARM ASSOCIATES FUNDS
    SAVINGS AND THRIFT PLAN FOR              TRUST - STATE FARM GROWTH FUND
    U.S. EMPLOYEES
                                           STATE FARM ASSOCIATES FUNDS
                                             TRUST - STATE FARM BALANCED
                                             FUND

                                           STATE FARM MUTUAL FUND TRUST

                                           STATE FARM VARIABLE PRODUCT TRUST






       /s/ Paul N. Eckley                         /s/ Paul N. Eckley
   _______________________________         _________________________________
     Paul N. Eckley, Fiduciary of            Paul N. Eckley, Vice President
          each of the above                       of each of the above





 Schedule 13G                                      Page _____ of _____ Pages
                                                          10       11

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company; State Farm Fire and Casualty Company; and, State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Associates Funds Trust - State Farm Growth Fund and State Farm Associates Funds Trust - State Farm Balanced Fund , State Farm Variable Product Trust, and State Farm Mutual Fund Trust. The Investment Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust, State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees, State Farm Variable Product Trust, and State Farm Mutual Fund Trust are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts, and the Equities Account and the Balanced Account of the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds, State Farm Variable Product Trust, and State Farm Mutual Fund Trust. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and State Farm Investment Management Corp. and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".










 Schedule 13G                                      Page _____ of _____ Pages
                                                          11       11


                                                               Number of
                                                              Shares based
                                             Classification   on Proceeds
Name                                          Under Item 3      of Sale
____                                         ______________   ____________

State Farm Mutual Automobile Insurance Company   IC         8,399,798 shares
State Farm Life Insurance Company                IC             1,335 shares
State Farm Life and Accident Assurance Company   IC                 0 shares
State Farm Fire and Casualty Company             IC             3,284 shares
State Farm Investment Management Corp.           IA                 0 shares
State Farm Associates Funds Trust - State
    Farm Growth Fund                             IV         1,039,200 shares
State Farm Associates Funds Trust - State
    Farm Balanced Fund                           IV           160,200 shares
State Farm Variable Product Trust                IV             3,427 shares
State Farm Insurance Companies Employee
    Retirement Trust                             EP             2,672 shares
State Farm Insurance Companies Savings and
    Thrift Plan for U.S. Employees               EP
  Equities Account                                          1,208,400 shares
  Balanced Account                                            250,800 shares
State Farm Mutual Fund Trust                     IV                 0 shares
                                                    -----------------
                                                           11,069,116 shares